Exhibit 1

14th July, 2004

To,
The Listing Department,
The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
Dalal Street, Fort,
Mumbai — 400 001.

Dear Sir / Madam,

Sub.: Unaudited Financial Results for the quarter ended 30th June, 2004.

Pursuant to clause 41 of the Listing Agreement, we send herewith our Unaudited Financial Results for the quarter ended 30th June, 2004 and the Segment-wise Reporting, duly approved at the Board Meeting today and the press release in this connection.

We shall publish the results in the Business Standard and Mumbai Sakal within 48 hours.

Thanking you,

Yours faithfully,
For HDFC Bank Limited

Sanjay Dongre
Vice President (Legal) &
Company Secretary

Encl.: a/a

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2004

(Rs. in Lacs)

		Unaudited	Unaudited	Audited
		results for the	results for the	results for the
		quarter ended	quarter ended	year ended
	Particulars	30-6-2004	30-6-2003	31-03-2004
1	Interest earned ( a ) + ( b ) + ( c ) + ( d )	70255	57707	254893
a	Interest / discount on advances / bills	35300	24985	110866
b	Income on investments	31094	30685	132222
c	Interest on balances with Reserve Bank of
	India and other inter bank funds	3650	1882	11096
d	Others	211	155	709
2	Other income	10804	13219	48003
A	Total income ( 1+2 )	81059	70926	302896
3	Interest expended	30376	29938	121105
4	Operating expenses ( e ) + ( f )	23083	18195	81000
e	Payment to and provision for employees	5682	5155	20409
f	Other operating expenses	17401	13040	60591
B	Total expenditure (3) + (4) (excluding
	provisions & contingencies )	53459	48133	202105
C	Operating profit ( A — B ) ( Profit before
	provisions and contingencies)	27600	22793	100791
D	Other provisions and contingencies	6900	7016	28895
E	Provision for taxes	6703	5049	20946
F	Net profit ( C-D-E)	13997	10728	50950
5	Paid up equity share capital (face value
	Rs. 10)	28584	28315	28479
6	Reserves excluding revaluation reserve			240709
7	Analytical Ratios:
( i )	Percentage of shares held by Government
	of India	Nil	Nil	Nil
( ii )	Capital adequacy ratio	11.0%	11.8%	11.7%
(iii)	Earnings per share (par value Rs.
	10/-each)
	Basic	4.9	3.8	18.0
	Diluted	4.5	3.5	16.6
8	Aggregate of Non Promoter
	Shareholding
	- No. of shares	216982813	214291213	215930713
	- Percentage of shareholding	75.9%	75.7%	75.8%

Segment information in accordance with the Accounting Standard on Segment Reporting (AS17) of the three operating segments of the Bank are:

(Rs in lacs)

	Unaudited	Unaudited	Audited
	results for the	results for the	results for the
	quarter ended	quarter ended	year ended
	30-6-2004	30-6-2003	31-03-2004
1. Segment Revenue
a) Wholesale Banking	48681	44880	176145
b) Retail Banking	75078	57904	253197
c) Treasury	3518	10146	44060

Total	127277	112930	473402

Less: Inter Segment Revenue	46218	42004	170506

Income from Operations	81059	70926	302896

2. Segment Results
a) Wholesale Banking	11350	7583	34826
b) Retail Banking	12559	4705	22221
c) Treasury	(3209)	3489	14849

Total Profit Before Tax	20700	15777	71896

3. Capital Employed
(Segment assets — Segment liabilities)
a) Wholesale Banking	731551	824191	215242
b) Retail Banking	(443950)	(571649)	(258890)
c) Treasury	(19236)	(24270)	366010
d) Unallocated	17118	8733	(53174)

Total	285483	237005	269188

Note on segment information

The reportable primary segments have been identified in accordance with the Accounting Standard on Segment Reporting (AS-17) issued by the Institute of Chartered Accountants of India (ICAI).

The Bank operates in three segments: wholesale banking, retail banking and treasury services. Segments have been identified and reported taking into account, the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure and the internal business reporting systems. Effective financial year 2003-2004, commercial vehicle loan division, which was earlier part of wholesale banking has been classified as part of retail banking in line with the change in segment focus for this product strategy. The figures for the quarter ended June 30, 2003 have been regrouped to that effect to bring it in conformity with current period’s classification.

NOTES:

1.	The above results have been taken on record by the Board at its meeting held on July 14, 2004.

2.	The Bank allotted 10,52,100 shares on April 5, 2004 and 389,100 shares on July 5, 2004 pursuant to the exercise of stock options by certain employees.

3.	Other income relates to income from non-fund based banking activities including commission, fees, foreign exchange earnings, earnings from derivative transactions and profit and loss (including revaluation) from investments.

4.	During the quarter ended June 30, 2004, the total number of branches (including extension counters) and the ATM network increased by 18 branches and 25 ATMs respectively.

5.	Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended June 30, 2004:

Opening Balance Nil Additions 18 Disposals 17 Closing Balance 1

6.	Previous period figures have been regrouped / reclassified wherever necessary to conform to current period’s classification.

7.	The above results for the quarter ended June 30, 2004, have been subjected to a “Limited Review” by the auditors of the bank, as per the listing agreements with The Stock Exchange, Mumbai, The National Stock Exchange of India Limited and The Stock Exchange, Ahmedabad.

8.	Rs. 10 lacs = Rs. 1 million Rs. 10 million = Rs. 1 crore

Place: Mumbai	Aditya Puri
Date: July 14, 2004	Managing Director

Summarised Balance Sheet as at June 30	(Rs in Crores)

	As at	As at
	30-06-2004	30-06-2003
CAPITAL AND LIABILITIES
Capital	286	283
Reserves and Surplus	2569	2087
Employees’ Stock Options (Grants) Outstanding	1	4
Deposits	31406	23340
Borrowings	2575	2510
Subordinated debt	600	200
Other Liabilities and Provisions	2903	2455

Total	40340	30879

ASSETS
Cash and balances with Reserve Bank Of India	2214	1230
Balances with Banks and Money at Call and Short notice	586	1033
Investments	17411	14449
Advances	18419	11937
Fixed Assets	648	548
Other Assets	1062	1682

Total	40340	30879

NEWS RELEASE

HDFC BANK LTD. — FINANCIAL RESULTS (INDIAN GAAP)
FOR THE PERIOD APRIL — JUNE 2004

The Board of Directors of HDFC Bank Limited approved the bank’s accounts for the quarter ended June 30, 2004 at its meeting on Wednesday, July 14th, 2004. The accounts have been subjected to limited review by the bank’s statutory auditors.

FINANCIAL RESULTS:

For the quarter ended June 30, 2004, the bank has earned total income of Rs. 810.6 crores as against Rs. 709.3 crores in the corresponding quarter ended June 30, 2003. Net revenues (net interest income plus other income) were Rs. 506.8 crores for the quarter ended June 30, 2004, an increase of 23.7% over Rs. 409.9 crores for the corresponding quarter of the previous year. Interest earned (net of loan origination costs) increased from Rs. 577.1 crores in the corresponding quarter ended June 30, 2003 to Rs. 702.6 crores. Net interest income (interest earned less interest expended) for the quarter ended June 30, 2004 increased by 43.6% to Rs. 398.8 crores, with strong average asset growth of 33.9% and core net interest margin remaining healthy at just over 3.8%.

Other income for the quarter ended June 30, 2004 was Rs. 108.0 crores, consisting principally of fees & commissions of Rs. 144.0 crores, foreign exchange & derivatives revenues of Rs. 27.9 crores, and profit/(loss) on sale / revaluation of investments of (Rs. 65.2) crores as against Rs. 60.8 crores, Rs. 28.8 crores and Rs. 42.3 crores respectively for the quarter ended June 30, 2003. Loss on revaluation of investments is primarily in respect of government (SLR) securities in the Available for Sale (AFS) category, in particular, on account of the “pull to par” effect of a declining term to maturity as the securities approach their redemption dates. Operating expenses for the quarter at Rs. 230.8 crores, were 45.5% of net revenues and 28.5% of total income. Provisions and contingencies for the quarter were Rs. 69.0 crores, primarily comprising general & specific loan loss provisions of Rs. 40.0 crores and amortization of premia (for investments in the Held to Maturity category) of Rs. 28.8 crores. Profit Before Tax was Rs. 207.0 crores for the quarter ended June 30, 2004, up 31.2% over the corresponding quarter in 2003. After providing Rs. 67.0 crores for taxation, the Bank earned a Net Profit of Rs. 140.0 crores, a 30.5% increase over the quarter ended June 30, 2003.

Balance sheet growth was also healthy, coming from both the retail and corporate segments. As on June 30, 2004, total deposits were Rs. 31,406 crores, an increase of 34.6% over Rs. 23,340 crores as of June 30, 2003. Savings Account deposits which are core to the bank’s strategy of building stable, low-cost source of funds and reflect the strength of the retail liability franchise, were at Rs. 8,729 crores, an increase of 66.7% over June 30, 2003. The Bank’s core customer assets (including advances, corporate debentures, CPs, etc) increased from Rs. 14,113 crores as of June 30, 2003 to Rs. 19,543 crores as of June 30, 2004, a growth 38.5%. Retail loans (net of Rs. 740 crores loans securitised out) grew 82.4% on a year-on-year basis to Rs. 7,871 crores and now form 41% of gross advances as against 35% of gross advances as at June 30, 2003. In line with its entry into the mortgages business, during the quarter the bank made its first investment of Rs. 101 crores in mortgage backed securitised (MBS) in respect of housing loans which had been originated by the bank and booked and serviced by HDFC.

BUSINESS UPDATE:

During the current financial year so far, the branch network has been expanded to 330 outlets in 169 cities from 241 outlets in 129 cities in June 2003. As of June 2004, the number of debit cards issued by the bank crossed 2.2 million while credit cards issued touched 640,000. The bank further consolidated its position in the merchant acquiring segment of the cards business with the number of PoS terminals deployed at over 30,000.

Portfolio quality as of June 30, 2004 remained healthy with net non-performing assets at 0.2% of advances. General loan loss provisions were about 0.9% of standard advances as against the regulatory requirement of 0.25%. Capital Adequacy Ratio (CAR) was 11.0% against the regulatory minimum of 9%. Tier I CAR was at 7.7%.

Note:	(i) Rs. = Indian Rupees (ii) 1 crore = 10 million (iii) All figures and ratios are in accordance with Indian GAAP

Certain statements in this release which contain words or phrases such as “continue to”, “remains”, “should”, etc., and similar expressions or variation of these expressions or those concerning our future prospects are forward looking statements. Actual results may differ materially from those suggested by the forward looking statements due to a number of risks or uncertainties associated with the expectations. These risks and uncertainties include, but are not limited to, our ability to successfully implement our strategy, future levels of non-performing loans, our growth and expansion, the adequacy of our allowances for investment and credit losses, technological changes, volatility in investment income, our exposure to market risks as well as other risks detailed in the reports filed with the United State Securities and Exchange Commission. The bank may, from time to time make additional written and oral forward looking statements, including statements contained in the bank’s filings with the Securities and Exchange Commission and our reports to shareholders. The bank does not undertake to update any forward looking statements that may be made from time to time by or on behalf of the bank, to reflect events or circumstances after the date thereof.